SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36191; File No. 812-15928

LibreMax Asset-Backed Income Fund, et al.

May 28, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs"), closed-end management investment companies, and open-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: LibreMax Asset-Backed Income Fund, LibreMax Capital, LLC, and certain of their affiliated entities as described in Schedule A to the Application.

Filing Dates: The application was filed on October 27, 2025, and amended on April 7, 2026 and May 12, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. The email should include file number referenced above. Hearing requests should be received by the Commission by

5:30 p.m., Eastern time, on June 22, 2026, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Alyssa M. Bernard, LibreMax Asset-Backed Income Fund c/o U.S. Bank Global Fund Services, alyssa.bernard@usbank.com; Frank Bruttomesso, LibreMax Capital, LLC, fbruttomesso@libremax.com; Nathaniel Segal and Deborah Bielicke Eades, Vedder Price P.C., nsegal@vedder.com and deades@vedder.com.

FOR FURTHER INFORMATION CONTACT: Adam Large, Senior Special Counsel, or Deepak T. Pai, Senior Counsel at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended application, filed May 12, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also

call the SEC's Office of Investor Education and Assistance at (202) 551– 8090.

      For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.